Confidential For Internal Use Only**

Application SR Report

SR Date:					
Company Symbol:	NLIT		**Expected Trade Date:**	06/24/2021	**CIK:** 0001854963

**Company Information**

Company Name:	Northern Lights Acquisition Corp.
Address:	909 Bannock Street
City, State Country Zip:	Denver, CO United States 80204
Contact Name (Title):	John Darwin () **Phone:** 5103232526
Market Cap:	$104,154,399

**Designated Contact**

Name:	Adam Marshall
Firm:	Nelson Mullins Riley & Scarborough LLP **Phone:** 4043226709

**Issue Information**

Issue Symbol	NLIT	NLITU	NLITW
When Issued Trading?	N	N	N
TSO	10,475,675	10,475,675	5,237,838
Business Industry Code	Financial (Other than Banking)	Financial (Other than Banking)	Financial (Other than Banking)
Date of TSO	06/18/2021	06/18/2021	06/18/2021
Security Type	Common Stock	Unit	Warrant
Security Class	Class A		
Market	NCM	NCM	NCM
Par Value	.000100		
Expiration Date	N/A	11/01/2027	11/01/2027
CUSIP	66538L105	66538L204	66538L113
Bid Price	$9.88	$10.00	
Registration Type	12(b): 34 Act Registered	12(b): 34 Act Registered	12(b): 34 Act Registered
Market Makers	3	3	3

**Offering Information**

Offering Type	Firm Commitment	Firm Commitment	Firm Commitment
Minimum/Actual Offering Price:		$10.00	
Minimum/Actual Shares/Units Offered:		10,000,000	
The number is broken down as follows:			
Shares sold by Selling Shareholders:		0	
Shares sold by the Company:		10,000,000	
Minimum/Actual Offering Value:		$100,000,000	

**Unit Deal Information**

Unit Components		One Class A common stock and one-half of one redeemable warrant	
Immediately Traded	No	Yes	No
Immediately Separable	N/A	No	N/A
Date of Separation		08/12/2021	

**Miscellaneous Information**

Application Type:	IPO
Underwriter(s):	Kingswood Capital Markets
Lead Underwriter Contact:	Joseph Erbe () 7328042504
LQ Analyst:	Maxwell Tremaine
SR Comments:	
Subject to IPO Cross:	Yes
Current Market:	
Book Entry:	NLIT: No; NLITU: No; NLITW: No
Registration Effective Date:	06/23/2021

RUN STARTED: 6/22/2021 4:50:08 PM
RUN COMPLETED: 6/22/2021 4:50:08 PM
End of Report

Confidential For Internal Use Only**